

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2019

Nicholas DeVito
Chief Executive Officer
Marizyme, Inc.
2295 Towne Lake Parkway
Suite 116-290
Woodstock, GA 30189

      Re: Marizyme, Inc.
          Registration Statement on Form 10-12G
          Filed September 12, 2018
          File No. 000-53223

Dear Mr. DeVito:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Healthcare & Insurance

cc: Paul C. Levites, Esq.